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                            October 19, 2021

       Ron Bentsur, M.B.A.
       Chairman and Chief Executive Officer
       Nuvectis Pharma, Inc.
       1 Bridge Plaza
       Suite 275
       Fort Lee, NJ 07024

                                                        Re: Nuvectis Pharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 6,
2021
                                                            File No. 333-260099

       Dear Mr. Bentsur:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, Filed October 6, 2021

       Cover Page

   1. We note that you have added graphics after the cover page. We note that the information is repeated in the
Prospectus Summary and Business sections but is shown without the context of those
sections. Please remove this page as its prominence is not appropriate.
                                                        For guidance, refer to
Securities Act Forms Compliance and Disclosure
                                                        Interpretation 101.02.
 Ron Bentsur, M.B.A.
FirstName LastNameRon  Bentsur, M.B.A.
Nuvectis Pharma, Inc.
Comapany
October 19,NameNuvectis
            2021        Pharma, Inc.
October
Page 2 19, 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. We note your response to our prior comment number 3. Please revise to state whether the comparison in table 5 on page 74 is a head-to-head comparison. To the extent it is not a head-to-head comparison, please remove the table. To the extent is a head-to-head comparison, please revise to state such and remove the term "selectivity" from the header of the table.
3.       We note your response to our prior comment number 2. On page 61 you
state    [t]hese
         compounds were further optimized to demonstrate in vivo efficacy in mouse xenografts.
         Please remove this reference to efficacy.
Dilution, page 50

4. We note you present historical net tangible book value of $6.8 million as of June 30, 2021, which seems to improperly include the convertible preferred stock A that is classified outside of permanent equity. Please revise or advise. Please also revise to start with your historical net tangible book value to provide a full dilution to your investors.
Exhibits

5. We note your Form of Amended and Restated Certificate of Incorporation filed as Exhibit
         3.1 says that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of
         1934, as amended. However, your disclosure on page 118 of the prospectus states that this forum provision will not apply to any causes of action arising under the Exchange
         Act or the Securities Act    and does not mention a requirement for a
federal forum for
         Securities Act and Exchange Act claims. Please reconcile.
6. We note the Executive Employment Agreement with Uri Ben-Or was removed from the
         Exhibit Index. Please file this agreement or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ron Bentsur, M.B.A.
Nuvectis Pharma, Inc.
October 19, 2021
Page 3

       You may contact Li Xiao at 202-551-4391 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNameRon Bentsur, M.B.A.
                                                         Division of
Corporation Finance
Comapany NameNuvectis Pharma, Inc.
                                                         Office of Life
Sciences
October 19, 2021 Page 3
cc:       Matthew W. Mamak, Esq.
FirstName LastName